UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

FBR Capital Markets Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

3024 7C 30 1
(CUSIP Number)

Barry S. Volpert Crestview Partners GP, L.P. 667 Madison Avenue New York, New York 10065 Telephone: (212) 906-0700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Carole Schiffman
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

October 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3024 7C 30 1

1	NAME OF REPORTING PERSONS Forest Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,688,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,688,887
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 3024 7C 30 1

1	NAME OF REPORTING PERSONS Crestview Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,688,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,688,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1

1	NAME OF REPORTING PERSONS Crestview Partners (PF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,688,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,688,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1

1	NAME OF REPORTING PERSONS Crestview Holdings (TE), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,688,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,688,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1

1	NAME OF REPORTING PERSONS Crestview Offshore Holdings (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,688,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,688,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,688,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 3024 7C 30 1

1	NAME OF REPORTING PERSONS Crestview Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,216,734
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,216,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,216,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 1 (the “Amendment”) constitutes the first amendment to the Schedule 13D originally filed jointly on behalf of Crestview Partners, L.P., Forest Holdings LLC, Crestview Partners (PF), L.P., Crestview Holdings (TE), L.P., Crestview Offshore Holdings (Cayman), L.P., and Crestview Partners GP, L.P. (collectively, the “Reporting Persons” and each, a “Reporting Person”) with the Securities and Exchange Commission on June 23, 2009 (the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of FBR Capital Markets Corporation, a Virginia corporation (the “Issuer”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

On October 23, 2009, Forest LLC purchased 1,000,000 shares of the Issuer’s Common Stock for $6.00 per share in a secondary offering by Arlington Asset Investment Corporation. The source of funds for such purchase was Forest LLC’s working capital (funds available for investment).

Item 4.  Purpose of Transaction

The Common Stock to which this statement relates was acquired by the Reporting Persons for the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities; and/or (D) encourage (including, without limitation, through their designees on the Issuer's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer's capitalization or dividend policy; (iii) changes to the present board of directors of the Issuer, including changes to the number or term of board members or filling existing vacancies on the board; (iv) changes to the Issuer’s byelaws; and (v) other changes to the Issuer's business or structure.

In addition, the directors of the Issuer who are affiliated with the Reporting Persons may remain in office or may resign or be removed from office in accordance with the provisions of the Issuer’s organizational documents.

Item 5.  Interest in Securities of the Issuer

(a) Amount beneficially owned:

As of October 23, 2009, the Reporting Persons beneficially owned 10,216,734 shares of Common Stock.  Such shares constitute 16.1% of the outstanding shares of Common Stock, based on the representation of the Issuer set forth in its Prospectus Supplement filed with the Securities and Exchange Commission, dated September 16, 2009, that 63,673,503 shares of the Common Stock were outstanding as of September 16, 2009.

Crestview GP is the general partner of Crestview Partners (ERISA), L.P., the sole member of Forest Holdings (ERISA) LLC (“Forest ERISA”).  Crestview GP may be deemed to have beneficial ownership of 7,223,216 shares of the Common Stock and 2,465,671 options to purchase shares of the Common Stock owned of record by Forest LLC and 393,518 shares of Common Stock and 134,329 options to purchase shares of the Common Stock owned of record by Forest ERISA.

Crestview GP is the general partner of Crestview Partners, L.P., the Cayman Fund, the PF Fund, and the TE Fund.

Crestview Partners, L.P., the Cayman Fund, the PF Fund, and the TE Fund are 67.4, 16.2, 11.7 and 4.7% members, respectively, in Forest LLC, which is the record owner of 7,223,216 shares of the Common Stock and 2,465,671 options to purchase shares of the Common Stock.

The information contained herein does not reflect the issuance of options to purchase shares of the reported securities to Crestview Advisors, LLC, which is not a reporting person. On September 19, 2008, Crestview Advisors, LLC acquired 502,268 options to buy shares of the reported securities at an exercise price of $5.30 per share. The options were granted to Crestview Advisors, LLC in lieu of cash payment for the strategic advisory fee payable to Crestview Advisors LLC in respect of 2008 (fourth quarter only) and 2009 pursuant to the terms of the Professional Services Agreement between the Issuer and Crestview Advisors, LLC.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote

See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition of

See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition of

See item 10 on Cover Pages to this Schedule 13D.

(c) Other than in connection with the purchase on October 23, 2009, the persons identified in Item 2 to this Schedule 13D have not effected transactions in the Common Stock in the past sixty days.

(d) Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Lock-up Agreement entered into as of October 22, 2009, by and among FBR Capital Markets & Co., Barclays Capital Inc., FBR Capital Markets Corporation, Arlington Asset Investment Corp., and FBR Securities Investment HY, LLC  (the “Lock-up Agreement”), all of the equity securities of the Issuer will be subject to a lock-up agreement with the underwriters that will restrict the sale of these shares for 45 days, subject to extension in certain circumstances.

The form of the Lock-up Agreement was filed as Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the 8-K filed by the Company on October 23, 2009 (File No. 001-33518) and is incorporated herein by reference.

The summary of the Lock-up Agreement contained in this Schedule 13D amendment is qualified in its entirety by reference to the respective Agreement.

Except for the Agreement as described above and the Agreements listed in Item 6 of Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit	Name

1	Joint Filing Agreement, dated as of, October 29, 2009, by and among the Reporting Persons.	Filed herewith

2
Lock-up Agreement entered into as of October 22, 2009, by and among FBR Capital Markets & Co., Barclays Capital Inc., FBR Capital Markets Corporation, Arlington Asset Investment Corp., and FBR Securities Investment HY, LLC
Incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the 8-K filed by the Company on October 23, 2009 (File No. 001-33518)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 29, 2009

Forest Holdings LLC

By:	Crestview Partners, L.P., as Member
By: Crestview Partners GP, L.P, as General Partner
By: Crestview, LLC, as General Partner

By:	/s/ Barry S. Volpert
Name: Barry S. Volpert

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Offshore Holdings (Cayman), L.P.

By:	Crestview Partners GP, L.P, as General Partner
By: Crestview, LLC, as General Partner

By:	/s/ Barry S. Volpert
Name: Barry S. Volpert

Crestview Partners GP, L.P.

By:	Crestview, LLC, as General Partner

By:	/s/ Barry S. Volpert
Name: Barry S. Volpert